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WASHINGTON, D.C.

02 SEP 16 AM 10: 52

September 11, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated September 6, 2002 announcing Wanadoo's new corporate identity in Europe, with the adoption of the branding Wanadoo Nederland BV for its Dutch subsidiary.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji /RG

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

dlw 9/16

wanadoo

Paris, September 6, 2002

Wanadoo rolls out "Positive Generation" in Europe

- **New corporate Identity expands in Europe**
- **Dutch subsidiary Euronet Internet BV adopts new branding**

Following the launch of its new brand campaign in France at the beginning of July, Wanadoo today heightened its profile in The Netherlands by introducing a global trademark.
As of today, Euronet Internet BV becomes **Wanadoo Nederland BV**.
The brand Euronet Internet will remain for the professional market .

The new identity was developed in France by Saguez et Partners for the corporate identity and CLM/BBDO for the advertising campains. The Dutch adaptation was handled by TBWA/Neboko.
It is being supported by a TV ad campaign on major Dutch networks that will run through the end of October.
Wanadoo Netherlands is at the same time launching a new product called *Wanadoo ADSL Lite*. This solution makes it easier for customers to enjoy the many benefits of broadband ADSL service. By making broadband available to more and more people, Wanadoo is putting its four core values into action, creating greater **Determination, Optimism, Proximity and Simplicity.**

Wanadoo's new brand identity will progressively be deployed in all countries where the company has operations.

The new signature "Positive Generation" symbolizes an attitude that is resolutely open to the world, optimistic and entrepreneurial. It reflects people who want to take advantage of the best of the Internet, freely expressing emotions, communicating across borders, expanding their knowledge and discovering new cultures.

Wanadoo strengthens presence in Europe
Wanadoo is now the n° 2 Internet company in Europe, with 7.8 million active subscribers at the end of June 2002. It has more than 850,000 broadband subscribers in Europe, including nearly 155,000 in The Netherlands and Belgium.

In France, 19 percent of all subscribers (656,000) currently have broadband service.

Wanadoo is present in six countries (United Kingdom, The Netherlands, Belgium, Spain, Morocco and France) and is a leading internet media services provider in three of these markets:
- France, with 3.4 million subscribers,
- the United Kingdom, with 2.5 million subscribers,
- Spain, with 1.5 million subscribers.

Wanadoo is also a leader in directories through Indice Multimedia in Spain and Pages Jaunes in France, plus operations in Morocco. The group's directories currently have nearly 700,000 advertisers in Europe.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with 7,8 million active subscribers, 20 million unique visitors per month and 650,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands and Belgium. Wanadoo is expanding its Internet operations through, amongst others, high speed Internet access with more than 850,000 cable and ADSL subscribers and through online directories with 225,000 online advertisers amongst SMEs. Wanadoo recorded EUR1.6 billion in revenues in 2001 and EUR918 million in the first half of 2002 and has approximately 7,000 employees in 6 countries. Wanadoo is listed on Euronext Paris stock market.

Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press contacts

+33 1 44 44 93 93

Nilou du Castel, nilou.ducastel@francetelecom.com

Caroline Ponsi, caroline.ponsi@francetelecom.com